EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SHARPLINK GAMING, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

FIRST: The present name of the corporation (hereinafter called the “Corporation”) is SHARPLINK GAMING, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware. The original certificate of incorporation of this corporation (the “Original Certificate”) was filed with the Secretary of State of the State of Delaware on January 26, 2022 under the name SharpLink Gaming, Inc. The Amended and Restated Certificate of Incorporation was originally filed with the Secretary of the State of Delaware on February 13, 2024, and has been amended by a Certificate of Designation of the Series A-1 Preferred Stock of SharpLink Gaming, Inc. filed with the Secretary of State on February 13, 2024, and a Certificate of Designation of the Series B Preferred Stock of SharpLink Gaming, Inc. filed with the Secretary of State on February 13, 2024 (the “Amended and Restated Certificate of Incorporation,” as so amended, the “Certificate of Incorporation”).

SECOND: That at a meeting of the Board of Directors of the Corporation held on April 23, 2025, the Board of Directors adopted the following resolutions setting forth an amendment to the Certificate of Incorporation of the Company, having declared said amendment to be advisable, in order to effect a reverse stock split of the Common Stock on the terms set forth therein:

RESOLVED, Article 4 of the Certificate of Incorporation is hereby amended by adding the following new paragraph:

4.4 “As of 5:00 p.m. New York time on May 5, 2025 (the “Effective Time”) , each twelve (12) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Any fractional share that remains (determined in good faith by the transfer agent) after all shares held of record by a holder of the Common Stock have been combined consistent with the Reverse Stock Split shall be rounded to the nearest whole share number of Common Stock (half-shares will be rounded down). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FURTHER RESOLVED, that the Board of Directors of the Corporation hereby retains the right to abandon the Reverse Stock Split effected by the prior paragraph, and to withdrawal of this Certificate of Amendment, at any time prior to the Effective Time without further action by the stockholders;

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 211 and 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 2nd day of May, 2025.

SHARPLINK GAMING, INC.

By:	/s/ Rob Phythian
Name:	Rob Phythian
Title:	Chief Executive Officer

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